December 31, 2013

VIA EDGAR

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cellular Biomedicine Group, Inc.
Item 4.02 Form 8-K
Filed November 21, 2013
File No. 000-52282

Dear Mr. Nolan:

This letter is in response to the letter dated December 16, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cellular Biomedicine Group, Inc. (the “Company”, “we”, “our”).  For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 8-K dated November 18, 2013

1.
We have reviewed your response to our comment number two of your response letter dated December 12, 2013.  Please amend your periodic reports to state the basis for the officers’ conclusions by providing a detailed summary of reasons for the restatement (i.e., what, where, when and why).  In addition, disclose the company’s efforts to date to address the ineffectiveness.

In response to Staff’s comments, the Company has disclosed the reasons for its restatement in Note 4 to the financial statements filed as part of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed on December 26, 2013 (the “September Form 10-Q”). Additionally, in Item 4 of the September Form 10-Q, the Company has disclosed the efforts it has made to improve its disclosure and internal controls procedures that gave rise to the need for a restatement.

*           *           *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Sarah Williams, Esq. of the law firm Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Andrew Chan
Andrew Chan
Chief Financial Officer

Cc: William Cao